SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 21, 2015	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

(i) On May 12, 2015, Moore Stephens CPA Limited served a notice to ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”) indicating that it will resign as the independent registered public accounting firm for the Company. Moore Stephens CPA Limited’s resignation is expected to become effective August 28, 2015, subject to the approval by shareholders of the Company at the forthcoming 2015 annual general meeting on August 28, 2015. On May 20, 2015, the Audit Committee of the Company’s Board of Directors appointed PricewaterhouseCoopers, Taiwan to serve as the Company’s independent registered public accounting firm. That appointment is expected to become effective on August 28, 2015.

(ii) The report of Moore Stephens (the predecessor of Moore Stephens CPA Limited) on the financial statements of the Company for the year ended December 31, 2013 and the report of Moore Stephens CPA Limited on the financial statements of the Company for the year ended December 31, 2014 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

(iii) The decision to change accountants was approved by the Audit Committee of the Company’s Board of Directors.

(iv) During the years ended December 31, 2013 and 2014 and through May 21, 2015, there have been no disagreements with Moore Stephens or Moore Stephens CPA Limited on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Moore Stephens and Moore Stephens CPA Limited would have caused them to make reference thereto in their reports on the financial statements of the Company for such years.

(v) During the years ended December 31, 2013 and 2014 and through May 21, 2015, there have been no reportable events (as defined in Item 304(a)(1)(v)) of Exchange Act Regulation S-K).

(vi) The Company has requested that Moore Stephens CPA Limited furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not Moore Stephens CPA Limited agrees with the above statements. A copy of such letter, dated May 21, 2015, is filed as Exhibit 16.1 to this Form 6-K.

Exhibit 16.1

May 21, 2015

The Commissioners

Securities and Exchange Commission

100F Street, N.E.

Washington, DC 20549

United States of America

Dear Sirs,

We have read the statements made by ChipMOS TECHNOLOGIES (Bermuda) LTD. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to and as part of the Form 6-K of ChipMOS TECHNOLOGIES (Bermuda) LTD. dated May 21, 2015. We agree with the statements concerning our Firm in such Form 6-K.

Yours faithfully,

/s/ Moore Stephens CPA Limited
Certified Public Accountants
Hong Kong